                          Prospectus Supplement filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-82230

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 14, 2002

                               13,900,000 Shares

                                [Keyspan Logo]

                              KEYSPAN CORPORATION

                                  Common Stock
                                 --------------

    Our common stock is listed on the New York Stock Exchange under the symbol 'KSE'. The last reported sale price on January 13, 2003, was $35.86 per share.

    We are selling to the underwriter the 13,900,000 shares of common stock at a price of $34.07 per share.

    The underwriter has an option to purchase a maximum of 700,000 additional shares to cover over-allotments of shares at a price of $34.07 per share.

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE 'RISK FACTORS' ON
PAGE S-4.

    The underwriter proposes to offer the shares of common stock from time to time for sale in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The shares of common stock will not be sold on or through the facilities of a national securities exchange or to or through a market maker otherwise than on an exchange.

    Delivery of the shares of common stock will be made on or about January 17, 2003.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                             CREDIT SUISSE FIRST BOSTON

          The date of this prospectus supplement is January 13, 2003.





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                                 --------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS SUPPLEMENT......   S-1
SUMMARY...............................   S-2
RISK FACTORS..........................   S-4
USE OF PROCEEDS.......................   S-9
COMMON STOCK DIVIDENDS AND PRICE
  RANGE...............................   S-9

                                        PAGE
                                        ----
CAPITALIZATION........................  S-10
UNDERWRITING..........................  S-11
NOTICE TO CANADIAN RESIDENTS..........  S-13
LEGAL MATTERS.........................  S-14
EXPERTS...............................  S-14

                                   PROSPECTUS

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS.................     i
RISK FACTORS..........................     1
FORWARD-LOOKING STATEMENTS............     3
KEYSPAN CORPORATION...................     4
THE TRUSTS............................     5
USE OF PROCEEDS.......................     5
RATIO OF EARNINGS TO FIXED CHARGES AND
  OF EARNINGS TO COMBINED FIXED
  CHARGES AND PREFERRED STOCK
  DIVIDENDS...........................     5
DESCRIPTION OF DEBT SECURITIES........     7
DESCRIPTION OF PREFERRED STOCK........    21
DESCRIPTION OF DEPOSITARY SHARES......    24
DESCRIPTION OF THE TRUST
  PREFERRED SECURITIES................    27

                                        PAGE
                                        ----
DESCRIPTION OF COMMON STOCK...........    39
DESCRIPTION OF STOCK PURCHASE
  CONTRACTS AND STOCK PURCHASE
  UNITS...............................    43
DESCRIPTION OF WARRANTS AND
  WARRANT UNITS.......................    44
UNITED STATES FEDERAL INCOME TAX
  CONSEQUENCES........................    46
ERISA CONSIDERATIONS..................    63
PLAN OF DISTRIBUTION..................    67
LEGAL OPINIONS........................    68
EXPERTS...............................    68
WHERE YOU CAN FIND MORE
  INFORMATION.........................    69

                                 --------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

    This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and certain other matters relating to KeySpan Corporation. The second part, the attached prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description in the prospectus supplement differs from the description in the attached prospectus, the description in the prospectus supplement supersedes the description in the attached prospectus.

    The information in our website is not part of this prospectus supplement or the accompanying prospectus.

                                    SUMMARY

    You should read the following summary in conjunction with the more detailed information incorporated by reference or provided in this prospectus supplement or in the accompanying prospectus. This prospectus supplement and the accompanying prospectus contain forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995). Forward-looking statements should be read in conjunction with the cautionary statements and important factors included in this prospectus supplement under the heading 'Risk Factors' and in the accompanying prospectus under the heading 'Forward-Looking Statements.'

                                    KEYSPAN

    KeySpan Corporation, a New York corporation, was formed in May 1998 as a result of the business combination of KeySpan Energy Corporation, the parent of The Brooklyn Union Gas Company, and certain businesses of the Long Island Lighting Company. We have assets of more than $11.7 billion and approximately
2.5 million gas customers throughout the Northeast.

    Our core business is gas distribution, conducted by our six regulated gas utility subsidiaries: The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York and KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island distribute gas to customers in the Boroughs of Brooklyn, Queens and Staten Island in New York City and the Counties of Nassau and Suffolk on Long Island, respectively; Boston Gas Company, Colonial Gas Company and Essex Gas Company, each doing business as KeySpan Energy Delivery New England, distribute gas to customers in eastern and central Massachusetts; and EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England distributes gas to customers in central New Hampshire.

    We are also a major, and growing, generator of electricity. We own and operate five large generating plants and 44 smaller facilities in Nassau and Suffolk Counties on Long Island and lease and operate a major facility in Queens County in New York City. Under contractual arrangements, we provide power, electric transmission and distribution services operations, billing and other customer services for approximately one million electric customers of the Long Island Power Authority on Long Island.

    Our other subsidiaries are involved in oil and gas exploration and production; gas storage; wholesale and retail gas and electric marketing; appliance service; heating, ventilation and air conditioning installation and services; large energy-system ownership, installation and management; and telecommunications. We also invest in, and participate in the development of, pipelines and other energy-related projects, domestically and internationally.

    We are a registered holding company under the Public Utility Holding Company Act of 1935, as amended, or PUHCA. Therefore, our corporate and financial activities and those of our subsidiaries, including their ability to pay dividends to us, are subject to regulation by the SEC. Under our holding company structure, we have no independent operations or sources of income of our own and conduct substantially all of our operations through our subsidiaries and, as a result, we depend on the earnings and cash flow of, and dividends or distributions from, our subsidiaries to provide the funds necessary to meet our debt and contractual obligations and to pay dividends on our common stock. Furthermore, a substantial portion of our consolidated assets, earnings and cash flow is derived from the operations of our regulated utility subsidiaries, whose legal authority to pay dividends or make other distributions to us is subject to regulation by state regulatory authorities.

    Our principal place of business is One MetroTech Center, Brooklyn, New York 11201, and our telephone number is (718) 403-1000.

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                                  THE OFFERING

Common stock offered.............................  13,900,000 shares
Common stock to be outstanding immediately
  after the offering.............................  156,431,439 shares
Use of proceeds..................................  The net proceeds from the offering will be used to repay approximately $473 million of
                                                   short-term debt.
New York Stock Exchange symbol...................  KSE

    The outstanding share information in this prospectus excludes shares of common stock issuable upon:

     exercise of the underwriter's over-allotment option. If the underwriter exercises its over-allotment option in full, we will issue an additional 700,000 shares, which will result in 157,131,439 shares of common stock outstanding after the offering;

     exercise of outstanding options, warrants and other convertible securities; and

     settlement of the purchase contracts underlying our MEDS Equity Units.

                                  RISK FACTORS

    Before purchasing shares of our common stock, investors should carefully consider the following risk factors together with the other information incorporated by reference or provided in this prospectus supplement or in the accompanying prospectus in order to evaluate an investment in our common stock.

RISKS RELATED TO OUR BUSINESS

WE ARE A HOLDING COMPANY, AND WE AND OUR SUBSIDIARIES ARE SUBJECT TO FEDERAL AND/OR STATE REGULATION WHICH LIMITS OUR FINANCIAL ACTIVITIES, INCLUDING THE ABILITY OF OUR SUBSIDIARIES TO PAY DIVIDENDS AND MAKE DISTRIBUTIONS TO US.

    We are a holding company registered under PUHCA with no business operations or sources of income of our own. We conduct all of our operations through our subsidiaries and depend on the earnings and cash flow of, and dividends or distributions from, our subsidiaries to provide the funds necessary to meet our debt and contractual obligations and to pay dividends on our common stock. Because we are a registered holding company, our corporate and financial activities and those of our subsidiaries, including their ability to pay dividends to us from unearned surplus, are subject to PUHCA and regulation by the SEC. We have committed to the SEC that through December 31, 2003, our common equity will be at least 30% of our consolidated capitalization, and each of our utility subsidiaries' common equity will be at least 30% of that subsidiary's capitalization. At September 30, 2002, our consolidated common equity was 33% of our consolidated capitalization, including commercial paper. At September 30, 2002, on a pro forma basis after giving effect to the issuance of the common stock offered hereby (without giving effect to the potential exercise of the underwriter's over-allotment option) and the use of the proceeds thereof to pay down short-term debt as described under the caption 'Use of Proceeds,' our consolidated common equity would have been 38% of our consolidated capitalization, including commercial paper.

    In addition, a substantial portion of our consolidated assets, earnings and cash flow is derived from the operation of our regulated utility subsidiaries, whose legal authority to pay dividends or make other distributions to us is subject to regulation by the utility regulatory commissions of New York, Massachusetts and New Hampshire. Pursuant to New York Public Service Commission orders, the ability of KeySpan Energy Delivery New York, or KEDNY, and KeySpan Energy Delivery Long Island, or KEDLI, to pay dividends to us is conditioned upon their maintenance of a utility capital structure with debt not exceeding 55% and 58%, respectively, of total utility capitalization. In addition, the level of dividends paid by both utilities may not be increased from current levels if a 40 basis point penalty is incurred under a customer service performance program. At the end of KEDNY's and KEDLI's rate years
(September 30, 2002 and November 30, 2002, respectively), their ratios of debt to total utility capitalization were in compliance with the ratios set forth above.

PUHCA ALSO LIMITS OUR BUSINESS OPERATIONS AND OUR ABILITY TO AFFILIATE WITH OTHER UTILITIES.

    PUHCA, in addition to limiting our financial activities, also limits our operations to a single integrated utility system, plus additional energy related businesses, regulates transactions between us and our subsidiaries and requires SEC approval for specified utility mergers and acquisitions. In its order approving our acquisition of Eastern Enterprises and EnergyNorth, Inc., the SEC reserved jurisdiction on its determination of whether the companies that comprise our energy services business can be classified as 'energy-related companies' and therefore retainable under existing SEC precedent. We are unable to predict whether the SEC will authorize the retention of all or some of these companies or the impact its determination will have on our financial condition or results of operations.

    The SEC is currently conducting a routine audit of our operations to determine compliance with PUHCA, and while no issues have been brought to our attention that we believe to be material, we can provide no assurances as to the ultimate findings of the audit or their potential impact on our operations.

OUR GAS DISTRIBUTION AND ELECTRIC SERVICES BUSINESSES MAY BE ADVERSELY AFFECTED BY CHANGES IN FEDERAL AND STATE REGULATION.

    The regulatory environment applicable to our gas distribution and our electric services businesses has undergone substantial changes in recent years, on both the federal and state levels. These changes have significantly affected the nature of the gas and electric utility and power industries and the manner in which their participants conduct their businesses. Moreover, existing statutes and regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulations may affect our gas distribution and our electric services businesses in ways that we cannot predict.

    Proposals to re-regulate the wholesale power market have been made at the federal level. These proposals, and legislative and other attention to the electric power industry could have a material adverse effect on our strategies and results of operations for our electric services business and our financial condition. In particular, we sell power and energy from our Ravenswood generating facility into the New York Independent System Operator, or NYISO, energy market at market based rates, subject to mitigation measures approved by the Federal Energy Regulatory Commission, or FERC. The pricing for both energy sales and services to the NYISO energy market is still evolving and some of the FERC's price mitigation measures are subject to rehearing and possible judicial review.

WE COULD BE REQUIRED TO CLASSIFY THE LEASE RELATING TO OUR RAVENSWOOD FACILITY AS INDEBTEDNESS IN 2003.

    We currently anticipate that we could be required to classify the lease under which we operate our Ravenswood facility as $425 million of indebtedness; as a result of guidance we expect the Financial Accounting Standards Board to issue in the first quarter of 2003. We do not believe that guidance would be effective earlier than the second quarter of 2003. The guidance, however, is not expected to affect the calculation of indebtedness for purposes of the financial covenants under our existing credit facility, with respect to which the Ravenswood lease is already treated as indebtedness.

OUR HEDGING PROCEDURES MAY NOT PROTECT OUR SALES AND NET INCOME FROM VOLATILITY.

    To lower our financial exposure related to commodity price fluctuations, our marketing, trading and risk management operations routinely enter into contracts to hedge a portion of our purchase and sale commitments, weather fluctuations, electricity sales, natural gas supply and other commodities. However, we do not always cover the entire exposure of our assets or our positions to market price volatility and the coverage will vary over time. To the extent we have unhedged positions or our hedging procedures do not work as planned, fluctuating commodity prices could cause our sales and net income to be volatile.

SEC RULES FOR EXPLORATION AND PRODUCTION COMPANIES MAY REQUIRE US TO RECOGNIZE A NON-CASH IMPAIRMENT CHARGE AT THE END OF OUR REPORTING PERIODS.

    We use the full cost method of accounting for our investments in natural gas and oil properties. These investments consist of our approximately 66% equity interest in The Houston Exploration Company, an independent natural gas and oil exploration company, as well as KeySpan Exploration and Production, LLC, our wholly owned subsidiary engaged in a joint venture with Houston Exploration. Under the full cost method, all costs of acquisition, exploration and development of natural gas and oil reserves are capitalized into a 'full cost pool' as incurred, and properties in the pool are depleted and charged to operations using the unit-of-production method based on production and proved reserve quantities. To the extent that these capitalized costs, net of accumulated depletion, less deferred taxes exceed the present value (using a 10% discount rate) of estimated future net cash flows from proved natural gas and oil reserves and the lower of cost or fair value of unproved properties, those excess costs are charged to operations. If a write-down is required, it would result in a charge to earnings but would not have an impact on cash flows. Once incurred, an impairment of gas properties is not reversible at a later date, even if gas prices increase.

YOU MAY NOT BE ABLE TO SEEK REMEDIES AGAINST ARTHUR ANDERSEN LLP, OUR FORMER INDEPENDENT ACCOUNTANT, WITH RESPECT TO OUR FINANCIAL STATEMENTS THAT WERE AUDITED BY ARTHUR ANDERSEN.

    On June 15, 2002, Arthur Andersen LLP, our former independent certified public accountant, was convicted of federal obstruction of justice arising from the government's investigation of Enron Corp. On April 5, 2002, we dismissed Arthur Andersen and appointed Deloitte & Touche LLP to serve as our independent certified public accountant for fiscal year 2002. Arthur Andersen had audited our financial statements for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001, and had consented to the incorporation by reference of their report covering those financial statements in the registration statement relating to the common stock offered hereby. Purchasers of our common stock may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in those financial statements, particularly in the event that Arthur Andersen ceases to exist or becomes insolvent as a result of the conviction or other proceedings against it.

OUR OPERATING RESULTS MAY FLUCTUATE ON A SEASONAL AND QUARTERLY BASIS.

    Our gas distribution business is a seasonal business and is subject to weather conditions. We receive most of our gas distribution revenues in the first and fourth quarters when demand for natural gas usually increases due to colder weather conditions. As a result, we are subject to seasonal variations in working capital because we purchase most of our natural gas supplies in the second and third quarters and must increase our borrowings in these periods to finance these purchases. Accordingly, our results of operations in the future will fluctuate substantially on a seasonal basis. In addition, our New England-based gas distribution subsidiaries do not benefit from weather normalization tariffs, and results from our Ravenswood generating facility are directly correlated to the weather as the demand and price for the electricity it generates increases during the summer. As a result, fluctuations in weather between years may have a significant effect on our results of operations for these subsidiaries.

WE CANNOT PREDICT WHETHER LIPA WILL EXERCISE ITS OPTION TO PURCHASE OUR LONG ISLAND GENERATING ASSETS AND THE EFFECT OF THAT PURCHASE ON US.

    Under a Generation Purchase Right Agreement, as amended, entered into with the Long Island Power Authority, LIPA has the right to purchase, at fair market value, during the six month period beginning November 29, 2004, all of our Long Island based generating assets that had been previously owned by the Long Island Lighting Company. For the fiscal year ended December 31, 2001, those assets generated $51 million of earnings before interest and taxes. At this point in time, we cannot predict whether LIPA will exercise its right to purchase the assets, nor can we estimate the effect on our financial condition or results of operations if LIPA were to exercise its option.

A SUBSTANTIAL PORTION OF OUR REVENUES ARE DERIVED FROM OUR AGREEMENTS WITH LIPA, AND NO ASSURANCES CAN BE MADE THAT THESE ARRANGEMENTS WILL NOT BE DISCONTINUED AT SOME POINT IN THE FUTURE.

    We derive a substantial portion of our revenues in our electric services segment from a series of agreements with LIPA pursuant to which we manage LIPA's transmission and distribution system and supply the majority of LIPA's customers' electricity needs. The agreements terminate at various dates between December 31, 2008 and May 28, 2013 and at this time we can provide no assurance that any of the agreements will be renewed or extended or, if they were to be renewed or extended, as to the terms and conditions thereof.

    In late 2002, LIPA announced, and we acknowledged, that during 2002 we had made an error in reporting LIPA's electric system requirements, resulting in an over-estimation of LIPA's unbilled revenue for the fiscal quarter ended September 30, 2002, of approximately $62 million. LIPA and we have continued to review and audit the reporting electric system requirements for 2002 and earlier periods.

    The LIPA revenue estimation error did not result in any overcharging of LIPA's customers. Although we do not believe that the LIPA revenue estimation error will have an adverse material impact on the various agreements with LIPA or on our financial or operating performance, we can provide no assurance to that effect.

WE OWN APPROXIMATELY 66% OF THE HOUSTON EXPLORATION COMPANY, AND OUR RESULTS OF OPERATION ARE THEREFORE SUBJECT TO THE RISKS AFFECTING ITS BUSINESS.

    We own approximately 66% of The Houston Exploration Company, an independent natural gas and oil producer. Therefore, our results of operations in our energy investments segment are subject to the same risks and uncertainties that affect the operations of Houston Exploration. In addition to the risks set forth under the caption ' -- SEC rules for exploration and production companies may require us to recognize a non-cash impairment charge at the end of our reporting periods,' these risks and uncertainties include:

         The volatility of natural gas and oil prices. If natural gas and oil prices decline, the amount of natural gas and oil Houston Exploration can economically produce may be reduced, which may result in a material decline in its revenue.

         The potential inability of Houston Exploration to meet its capital requirements. If Houston Exploration is unable to meet its capital requirements to fund, develop, acquire and produce natural gas and oil reserves, its oil and gas reserves will decline.

         Substantial Indebtedness. Houston Exploration's outstanding indebtedness under its bank credit facility and the indenture governing its senior subordinated notes contain covenants that require a substantial portion of its cash flow from operations to be dedicated to its debt service obligations and impose other restrictions that limit its ability to borrow additional funds or dispose of assets. These restrictions may affect its flexibility in planning for, and reacting to, changes in business conditions.

         Estimates of proved reserves and future net revenue may change. Any significant variance from the assumptions used to estimate proved reserves or natural gas could result in the actual quantity of Houston Exploration's reserves and future net cash flow being materially different from the estimates in its reserve report.

A DECLINE OR AN OTHERWISE NEGATIVE CHANGE IN THE RATINGS OR OUTLOOK ON OUR SECURITIES COULD HAVE A MATERIALLY ADVERSE IMPACT ON OUR ABILITY TO SECURE ADDITIONAL FINANCING ON FAVORABLE TERMS.

    The rating agencies that rate our securities regularly review our financial condition and results of operations. We can provide no assurances that the ratings or outlook on our securities will not be reduced or otherwise negatively changed. A negative change in the ratings or outlook on our securities could have a materially adverse impact on our ability to secure additional financing on favorable terms.

OUR COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS ARE SIGNIFICANT, AND THE COST OF COMPLIANCE WITH FUTURE ENVIRONMENTAL LAWS COULD ADVERSELY AFFECT US.

    Our operations are subject to extensive federal, state and local environmental laws and regulations relating to air quality, water quality, waste management, natural resources and the health and safety of our employees. These environmental laws and regulations expose us to costs and liabilities relating to our operations and our current and formerly owned properties.

Compliance with these legal requirements requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment and permits at our facilities. Costs of compliance with environmental regulations, and in particular emission regulations, could have a material impact on our electric services business and our results of operations and financial position, especially if emission limits are tightened, more extensive permitting requirements are imposed, additional substances become regulated or the number and type of electric generating plants we operate increase.

    In addition, we are responsible for the clean-up of contamination at certain manufactured gas plant ('MGP') sites and at other sites and are aware of additional MGP sites where we may have responsibility for clean up costs. While our gas rate plans generally allow for the full recovery of the costs of investigation and remediation of MGP sites, these rate recovery mechanisms may change in the future. To the extent rate recovery mechanisms change in the future, or if additional environmental matters arise in the future at our currently or historically owned facilities, at sites we may acquire in the future or at third party waste disposal sites, costs associated with investigating and remediating these sites could have a material adverse effect on our results of operations and financial condition.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND NEW YORK CORPORATE LAW AND STATE REGULATORY REQUIREMENTS MAY DISCOURAGE A TAKEOVER ATTEMPT.

    Provisions contained in our certificate of incorporation and bylaws and the laws of New York, the state in which we are organized, could make it more difficult for a third party to acquire us in a transaction not approved by our board of directors. Provisions of our certificate of incorporation and bylaws impose various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions. These requirements may have the effect of delaying or deterring a change of control of our company. In addition, a change of control of our company may be delayed or deterred as a result of the shareholders' rights plan adopted by our board of directors. Furthermore, the SEC and utility regulatory commissions of New York, Massachusetts and New Hampshire would need to approve any transaction that involves a change of control of us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See 'Description of Common Stock -- Antitakeover effects of New York law and KeySpan's certificate of incorporation' in the accompanying prospectus.

RISKS RELATED TO THE OFFERING

WE MAY ISSUE ADDITIONAL SHARES OF COMMON STOCK AND THEREBY MATERIALLY AND ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

    We are not restricted from issuing additional shares of common stock, except as set forth in the 90-day lock-up agreement described under 'Underwriting' on page S-11. If we issue additional shares of common stock, that issuance may materially and adversely affect the price of our common stock.

                                USE OF PROCEEDS

    We estimate the net proceeds from the sale of shares of our common stock in the offering will be approximately $473 million (or approximately $497 million if the underwriter exercises its over-allotment option in full), after deduction of our estimated offering expenses. We intend to use the net proceeds to repay approximately $473 million of short-term debt. This debt currently bears interest at a weighted average annualized interest rate of 1.5% and has maturities ranging from 4 to 112 days.

                     COMMON STOCK DIVIDENDS AND PRICE RANGE

    We have paid dividends on our common stock each year since 1998. Our 18th consecutive quarterly dividend on our common stock was paid on November 1, 2002 to holders of record on October 15, 2002 in the amount of $0.445 per share. It is generally our practice to pay dividends quarterly on the 1st day of February, May, August and November. The February 1, 2003 dividend is anticipated to be paid to the holders of record as of January 15, 2003. Accordingly, purchasers of the common stock sold in this offering will not be entitled to receive the February 1, 2003 dividend. The payment of dividends is within the sole discretion of our Board of Directors. See 'Description of Common Stock' in the accompanying prospectus.

    The high and low sales prices of our common stock, as reported on the New York Stock Exchange consolidated tape (NYSE ticker symbol: 'KSE'), and dividends paid per share, for the periods indicated, are presented below:

                                                          PRICE RANGE
                                                        ---------------   DIVIDENDS PAID
                                                         HIGH     LOW       PER SHARE
                                                         ----     ---       ---------
2001
    First Quarter.....................................  $41.94   $34.20       $0.445
    Second Quarter....................................  $41.10   $35.75       $0.445
    Third Quarter.....................................  $37.20   $29.10       $0.445
    Fourth Quarter....................................  $35.35   $31.53       $0.445
2002
    First Quarter.....................................  $36.72   $30.01       $0.445
    Second Quarter....................................  $37.45   $34.35       $0.445
    Third Quarter.....................................  $38.19   $27.41       $0.445
    Fourth Quarter....................................  $37.15   $30.75       $0.445

The last reported sales price of our common stock on January 13, 2003 was $35.86 per share.

                                 CAPITALIZATION

The following table sets forth as of September 30, 2002:

     our actual short-term debt and capitalization; and

     our short-term debt and capitalization as adjusted to reflect the issuance of the common stock (without giving effect to the potential exercise of the underwriter's over-allotment option) and the use of the proceeds thereof to pay down short-term debt as described under the caption 'Use of Proceeds.'

You should read this table in conjunction with our consolidated financial statements and the notes to these consolidated financial statements incorporated by reference in this prospectus supplement.

                                                                AT SEPTEMBER 30, 2002
                                                              --------------------------
                                                                                  AS
                                                                ACTUAL         ADJUSTED
                                                                ------         --------
                                                                    (IN THOUSANDS)
Short-term debt, including current maturities of long-term
  debt......................................................  $  530,659      $   57,686
                                                              ----------      ----------
                                                              ----------      ----------
Long-term debt..............................................   5,260,109       5,260,109
                                                              ----------      ----------
Preferred stock.............................................      83,849          83,849
                                                              ----------      ----------
Common stock, $.01 par value; authorized 450,000,000 shares;
  outstanding 141,865,724 shares, actual, and 155,765,724
  shares, as adjusted (1)...................................   2,995,666       3,468,639
Retained earnings...........................................     439,181         439,181
Accumulated comprehensive income............................     (42,507)        (42,507)
Treasury stock purchased....................................    (494,576)       (494,576)
                                                              ----------      ----------
    Total common shareholders' equity.......................   2,897,764       3,370,737
                                                              ----------      ----------
    Total capitalization (2)................................  $8,772,381      $8,772,381
                                                              ----------      ----------
                                                              ----------      ----------

---------

(1) The number of outstanding shares does not include the common stock issuable upon exercise of outstanding options, warrants and other convertible securities or upon settlement of the purchase contracts underlying our MEDS Equity Units. As of January 13, 2003, the actual number of shares of common stock outstanding was 142,531,439.

(2) Consists of Short-term debt, Long-term debt, Preferred stock and Total common shareholders' equity.

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                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting agreement dated January 13, 2003, we have agreed to sell to Credit Suisse First Boston Corporation all of the shares of common stock offered hereby.

    The underwriter will offer the shares of common stock for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of those methods of sale, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The shares of common stock will not be sold on or through the facilities of a national securities exchange or to or through a market maker otherwise than on an exchange. The underwriter may do so by selling the shares of common stock to or through broker/dealers, who may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriter and/or the purchasers of the shares of common stock for whom they may act as agents. In connection with the sale of the shares of common stock, the underwriter may be deemed to have received compensation from us in the form of underwriting discounts, and the underwriter may also receive commissions from the purchasers of the shares of common stock for whom it may act as agent. The underwriter and any broker/dealers that participate with the underwriter in the distribution of the shares of common stock may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the shares of common stock by them may be deemed to be underwriting discounts or commissions.

    The underwriter is purchasing the shares of common stock from us at $34.07 per share (representing $473,573,000 aggregate proceeds to us, before we deduct our out-of-pocket expenses of approximately $600,000).

    The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

    We have granted to the underwriter a 30-day option to purchase up to 700,000 additional shares at $34.07 per share. The option may be exercised only to cover any over-allotments of common stock.

    We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement, except issuances pursuant to (i) the underwriting agreement, (ii) employee or director benefit plans (including, without limitation, employee stock purchase plans), dividend reinvestment plans or our Investor Program, in each case, existing on the date of this prospectus supplement, and (iii) any MEDS Equity Units outstanding on the date of this prospectus supplement.

    Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement, except that they may (i) sell shares of our common stock to satisfy loans incurred prior to the date of this prospectus supplement to finance the purchase of such shares of common stock, if that satisfaction is required by the lender pursuant to margin regulations, (ii) make charitable donations of shares of our common stock that are consistent with such officer's or director's prior years' practice, if the donee of such shares agrees to be bound by the terms of the restrictions set forth in this paragraph during the 90-day period referred to above, and (iii) following 30 days after the date of this prospectus supplement, sell shares of common stock owned on the date hereof by such officer or director (including any

                                      S-11




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shares of common stock upon exercise of options held on the date hereof) in an amount not to exceed the amount authorized in writing by the chief executive officer of the company, so long as the amount of common stock that the chief executive officer authorizes to be sold by such officer or director and by all directors, officers and employees of the company who are bound by a restriction similar to that set forth in this clause (iii) does not exceed 381,000 shares of common stock in the aggregate.

    We have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments that the underwriter may be required to make in that respect.

    The underwriter and/or its affiliates have performed investment banking, commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriter and/or its affiliates may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of their business.

    In connection with the offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

         Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

         Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising its over-allotment option and/or purchasing shares in the open market.

         Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

         Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

    A prospectus in electronic format will be made available on the web sites maintained by the underwriter, or selling group members, if any, participating in this offering. The underwriter may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the selling group members that will make internet distributions on the same basis as other allocations.

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                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

         where required by law, that the purchaser is purchasing as principal and not as agent, and the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION -- ONTARIO PURCHASERS ONLY

    Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

    All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

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

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    Certain legal matters in connection with the issuance of shares of our common stock to be sold in the offering will be passed upon for us by Simpson Thacher & Bartlett, New York, New York. Certain legal matters will be passed upon for the underwriter by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

    The financial statements incorporated by reference in this prospectus supplement from our annual report on Form 10-K/A for the year ended
December 31, 2001 have been audited by Arthur Andersen LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    Information related to the estimated proved reserves attributable to certain oil and gas properties of our subsidiaries as of December 31, 2001 and estimates of future net cash flows and present value of the reserves have been incorporated by reference in our Annual Report on Form 10-K/A for the year ended December 31, 2001, which is incorporated herein by reference, in reliance on the reserve report, dated January 30, 2002, prepared by Netherland, Sewell & Associates, Inc., independent petroleum consultants, and the reserve report, dated February 1, 2002 prepared by Miller and Lents, Ltd., independent oil and gas consultants.

                                      S-14




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